August 26, 2014

Syniverse Corporation
Attention: Chairman of the Board of Directors
8125 Highwoods Palm Way
Tampa, Florida 33647

Dear Chairman of the Board of Directors:
I hereby confirm my resignation as (a) President and Chief Executive Officer of Syniverse Corporation (“Syniverse”) and an officer of all subsidiaries and affiliates of Syniverse, and (b) a member of the board of directors and all board committees of Syniverse and all subsidiaries and affiliates thereof, in each case effective as of August 20, 2014. I have no (and, as of August 20, 2014, did not have any) disagreement with Syniverse on any matter relating to Syniverse’s operations, policies, or practices.

Sincerely yours,

Jeffrey Gordon